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March 22, 2021	Lisa M. Henry
T +1 617 951 7780
Lisa.Henry@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds III (Registration Nos. 002-84012 and 811-03752)

Ladies and Gentlemen:

On behalf of AMG Funds III (the “Trust”), we are filing today, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 135 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(a)(1), it is intended that the Amendment become effective on May 24, 2021, unless superseded by a subsequent filing.

The Amendment relates solely to AMG Veritas Asia Pacific Fund (formerly AMG Managers Special Equity Fund) and AMG GW&K ESG Bond Fund (formerly AMG Managers Loomis Sayles Bond Fund), each a series of the Trust (the “Funds”). The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

The Amendment is being submitted in connection with, among other things, approval by the Board of Trustees of the Trust of an interim subadvisory agreement for each Fund and to reflect certain anticipated changes if shareholders approve the proposals submitted to shareholder vote as described in the Preliminary Proxy Statements on Schedule 14A for each Fund, filed on March 22, 2021.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry